U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No. __

Post-Effective Amendment No. 68

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

Amendment No. 71

(Check appropriate box or boxes)

WILLIAMSBURG INVESTMENT TRUST
(Exact Name of Registrant as Specified in Charter)

225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246
(Address of Principle Executive Offices)

Registrant's Telephone Number, including Area Code: (513) 587-3400

W. Lee H. Dunham, Esq.
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109
(Name and Address of Agent for Service)

Copies to:
Tina H. Bloom, Esq.
Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

It is proposed that this filing will become effective (check appropriate box):

/X/	immediately upon filing pursuant to paragraph (b)
/ /	on ____________ pursuant to paragraph (b)
/ /	60 days after filing pursuant to paragraph (a)(1)
/ /	on (date) pursuant to paragraph (a)(1)
/ /	75 days after filing pursuant to paragraph (a)(2)
/ /	on (date) pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:

/ /	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART A

Incorporated by reference to Post-Effective Amendment No. 66, Filed on July 29, 2016 (File Nos. 811-05685; 33-25301)

PART B

Incorporated by reference to Post-Effective Amendment No. 66, Filed on July 29, 2016 (File Nos. 811-05685; 33-25301)

WILLIAMSBURG INVESTMENT TRUST

PART C.	OTHER INFORMATION

Item 28.	Exhibits

(a)	Amended and Restated Agreement and Declaration of Trust — Filed herewith

(b)	Bylaws, as amended November 10, 2015 — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 64 filed on December 22, 2015

(c)	Incorporated herein by reference to Agreement and Declaration of Trust and Bylaws

(d)	(i)	Investment Advisory Agreement for The Jamestown Equity Fund — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 29 filed on August 1, 1997

(ii)	Investment Advisory Agreement for The Jamestown Tax Exempt Virginia Fund — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 29 filed on August 1, 1997

(iii)
Investment Advisory Agreement for the FBP Appreciation & Income Opportunities Fund (formerly the FBP Balanced Fund and the FBP Contrarian Balanced Fund) — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 40 filed on August 2, 2004

(iv)
Investment Advisory Agreement for the FBP Equity & Dividend Plus Fund (formerly the FBP Value Fund and the FBP Contrarian Equity Fund) — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 40 filed on August 2, 2004

(v)	Investment Advisory Agreement for The Government Street Equity Fund — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 58 filed on July 29, 2014

(vi)	Investment Advisory Agreement for The Alabama Tax Free Bond Fund — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 58 filed on July 29, 2014

(vii)	Investment Advisory Agreement for The Government Street Mid-Cap Fund — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 58 filed on July 29, 2014

(viii)	Investment Advisory Agreement for The Davenport Core Fund (formerly The Davenport Equity Fund) — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 31 filed on July 31, 1998

(ix)	Investment Advisory Agreement for the Davenport Value & Income Fund — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 51 filed on July 29, 2011

(x)	Investment Advisory Agreement for the Davenport Equity Opportunities Fund — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 51 filed on July 29, 2011

(xi)	Investment Advisory Agreement for the Davenport Small Cap Focus Fund — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 62 filed on July 29, 2015

(xii)	Investment Advisory Agreement for the Davenport Balanced Income Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 64 filed on December 22, 2015

(e)	Distribution Agreement with Ultimus Fund Distributors, LLC — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 64 filed on December 22, 2015.

(f)	Inapplicable

(g)	(i)	Custody Agreement with U.S. Bank, N.A. (formerly Star Bank) — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 26 filed on August 1, 1996

(ii)	Amendment to Custody Agreement – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 51 filed on July 29, 2011

(iii)	Amendment to Custody Agreement dated December 1, 2014 – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 62 filed on July 29, 2015

(iv)	Amendment to Custody Agreement dated August 1, 2015 – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 63 filed on October 8, 2015

(v)	Amendment to Custody Agreement dated December 22, 2015 – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 64 filed on December 22, 2015.

(h)	(i)	Mutual Fund Services Agreement with Ultimus Fund Solutions, LLC, last revised December 1, 2015 — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 64 filed on December 22, 2015.

(ii)	Compliance Consulting Agreement with Ultimus Fund Solutions, LLC, revised June 1, 2014 — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 58 filed on July 29, 2014

(iii)
Expense Limitation Agreement between Davenport & Company LLC on behalf of the Davenport Small Cap Focus Fund –Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 66 filed on July 29, 2016

(iv)
Expense Limitation Agreement between Davenport & Company LLC on behalf of the Davenport Balanced Income Fund — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 64 filed on December 22, 2015.

(i)	Opinion and Consent of Counsel relating to Issuance of Shares of the Trust — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 64 filed on December 22, 2015.

(j)	(i)	Consent of Independent Registered Public Accounting Firm for The Davenport Funds — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 66 filed on July 29, 2016

(ii)	Consent of Independent Registered Public Accounting Firm for The Flippin, Bruce & Porter Funds— Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 66 filed on July 29, 2016

(iii)	Consent of Independent Registered Public Accounting Firm for The Government Street Funds— Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 66 filed on July 29, 2016

(iv)	Consent of Independent Registered Public Accounting Firm for The Jamestown Funds— Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 66 filed on July 29, 2016

(v)
Opinion and Consent of Counsel as to Tax Matters Related to the Reorganization of The Jamestown Balanced Fund into The Jamestown Equity Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 62 filed on July 29, 2015

(k)	Inapplicable

(l)	Inapplicable

(m)	Inapplicable

(n)	Inapplicable

(o)	Reserved

(p)	(i)	Code of Ethics of The Jamestown Funds — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 62 filed on July 29, 2015

(ii)	Code of Ethics of Lowe, Brockenbrough & Company, Inc. — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 66 filed on July 29, 2016

(iii)	Code of Ethics of the Flippin, Bruce & Porter Funds — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 58 filed on July 29, 2014

(iv)	Code of Ethics of Flippin, Bruce & Porter, Inc. —Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 58 filed on July 29, 2014

(v)	Code of Ethics of The Government Street Funds —Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 58 filed on July 29, 2014

(vi)	Code of Ethics of Leavell Investment Management, Inc. — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 66 filed on July 29, 2016

(vii)	Code of Ethics of the Davenport Funds — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 66 filed on July 29, 2016

(viii)	Code of Ethics of Davenport & Company LLC — Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 47 filed on July 29, 2009

(ix)	Code of Ethics of Ultimus Fund Distributors, LLC — Filed herewith

Item 29.	Persons Controlled by or Under Common Control with Registrant

No person is directly or indirectly controlled by or under common control with the Registrant.

Item 30.	Indemnification

Article VIII of the Registrant’s Amended and Restated Agreement and Declaration of Trust provides for indemnification of officers and Trustees as follows:

SECTION 8.4 Indemnification of Trustees and Officers. Subject to the limitations set forth in this Section 8.4, the Trust shall indemnify (from the assets of the Fund or Funds to which the conduct in question relates) each of its Trustees and officers, including Persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (referred to hereinafter, together with such Person’s heirs, executors, administrators or other legal representatives, as a “Covered Person”) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, except with respect to any matter as to which it has been determined that such Covered Person (i) did not act in good faith in the reasonable belief that his action was in or not opposed to the best interests of the Trust or (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (either and both of the conduct described in clauses (i) and (ii) above being referred to hereinafter as “Disabling Conduct”). A determination that the Covered Person is entitled to indemnification may be made by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that such Covered Person was not liable by reason of Disabling Conduct, (ii) dismissal of a court action or an administrative proceeding against such Covered Person for insufficiency of evidence of Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, that such Covered Person was not liable by reason of Disabling Conduct by (a) vote of a majority of a quorum of Trustees who are neither “interested persons” of the Trust as the quoted phrase is defined in Section 2(a) (19) of the 1940 Act nor parties to the action, suit or other proceeding on the same or similar grounds is then or has been pending or threatened (such quorum of such Trustees being referred to hereinafter as the “Disinterested Trustees”), or (b) an independent legal counsel in a written opinion. Expenses, including accountants’ and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Fund or Funds to which the conduct in question related in advance of the final disposition of any such action, suit or proceeding; provided, that the Covered Person shall have undertaken to repay the amounts so paid if it is ultimately determined that indemnification of such expenses is not authorized under this Article VIII and if (i) the Covered Person shall have provided security for such undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of the Disinterested Trustees, or an independent legal counsel in a written opinion, shall have determined, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Person ultimately will be entitled to indemnification hereunder.

SECTION 8.5 Compromise Payment. As to any matter disposed of by a compromise payment by any Covered Person referred to in Section 8.4 hereof, pursuant to a consent decree or otherwise, no such indemnification either for said payment or for any other expenses shall be provided unless such indemnification shall be approved (i) by a majority of the Disinterested Trustees or (ii) by an independent legal counsel in a written opinion. Approval by the Disinterested Trustees pursuant to clause (ii) shall not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with either of such clauses as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person’s action was in or not opposed to the best interests of the Trust or to have been liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

SECTION 8.6 Indemnification Not Exclusive, etc. The right of indemnification provided by this Article VIII shall not be exclusive of or affect any of the rights to which any Covered Person may be entitled. Nothing contained in this Article VIII shall affect any rights to indemnification to which personnel of the Trust, other than Trustees and officers, and other Persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such Person.

The Registrant’s Investment Advisory Agreements provide for indemnification of each of the Advisors as follows:

8. (b) Indemnification of Advisor. Subject to the limitations set forth in this Subsection 8(b), the Trust shall indemnify, defend and hold harmless (from the assets of the Fund or Funds to which the conduct in question relates) the Advisor against all loss, damage and liability, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by the Advisor in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, related to or resulting from this Agreement or the performance of services hereunder, except with respect to any matter as to which it has been determined that the loss, damage or liability is a direct result of (i) a breach of fiduciary duty with respect to the receipt of compensation for services; or (ii) willful misfeasance, bad faith or gross negligence on the part of the Advisor in the performance of its duties or from reckless disregard by it of its duties under this Agreement (either and both of the conduct described in clauses (i) and (ii) above being referred to hereinafter as “Disabling Conduct”). A determination that the Advisor is entitled to indemnification may be made by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the Advisor was not liable by reason of Disabling Conduct, (ii) dismissal of a court action or an administrative proceeding against the Advisor for insufficiency of evidence of Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, that the Advisor was not liable by reason of Disabling Conduct by: (a) vote of a majority of a quorum of Trustees who are neither “interested persons” of the Trust as the quoted phrase is defined in Section 2 (a) (19) of the Investment Company Act of 1940 nor parties to the action, suit or other proceeding on the same or similar grounds that is then or has been pending or threatened (such quorum of such Trustees being referred to hereinafter as the “Independent Trustees”), or (b) an independent legal counsel in a written opinion. Expenses, including accountants’ and counsel fees so incurred by the Advisor (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Fund or Funds to which the conduct in question related in advance of the final disposition of any such action, suit or proceeding; provided, that the Advisor shall have undertaken to repay the amounts so paid if it is ultimately determined that indemnification of such expenses is not authorized under this Subsection 8(b) and if (i) the Advisor shall have provided security for such undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of the Independent Trustees, or an independent legal counsel in a written opinion, shall have determined, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Advisor ultimately will be entitled to indemnification hereunder.

As to any matter disposed of by a compromise payment by the Advisor referred to in this Subsection 8(b), pursuant to a consent decree or otherwise, no such indemnification either for said payment or for any other expenses shall be provided unless such indemnification shall be approved (i) by a majority of the Independent Trustees or (ii) by an independent legal counsel in a written opinion. Approval by the Independent Trustees pursuant to clause (i) shall not prevent the recovery from the Advisor of any amount paid to the Advisor in accordance with either of such clauses as indemnification if the Advisor is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that the Advisor’s action was in or not opposed to the best interests of the Trust or to have been liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in its conduct under the Agreement.

The right of indemnification provided by this Subsection 8(b) shall not be exclusive of or affect any of the rights to which the Advisor may be entitled. Nothing contained in this Subsection 8(b) shall affect any rights to indemnification to which Trustees, officers or other personnel of the Trust, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.

The Board of Trustees of the Trust shall take all such action as may be necessary and appropriate to authorize the Trust hereunder to pay the indemnification required by this Subsection 8(b) including, without limitation, to the extent needed, to determine whether the Advisor is entitled to indemnification hereunder and the reasonable amount of any indemnity due it hereunder, or employ independent legal counsel for that purpose.

8. (c) The provisions contained in Section 8 shall survive the expiration or other termination of this Agreement, shall be deemed to include and protect the Advisor and its directors, officers, employees and agents and shall inure to the benefit of its/their respective successors, assigns and personal representatives.

The Distribution Agreement with Ultimus Fund Distributors, LLC (the “Distributor”) provides that the Distributor, its directors, officers, employees, partners, shareholders and control persons shall not be liable for any error of judgment or mistake of law or for any loss suffered by Registrant in connection with the matters to which the Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of any of such persons in the performance of Distributor’s duties or from the reckless disregard by any of such persons of Distributor’s obligations and duties under the Agreement. Registrant will advance attorneys’ fees or other expenses incurred by any such person in defending a proceeding, upon the undertaking by or on behalf of such person to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

The Registrant maintains a standard mutual fund and investment advisory professional and directors and officer’s liability policy. The policy provides coverage to the Registrant and its Trustees and officers. Coverage under the policy includes losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty. The Registrant may not pay for insurance which protects its Trustees and officers against liabilities arising from action involving willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their offices.

Item 31.	Business and Other Connections of the Investment Advisers

Lowe, Brockenbrough & Company, Inc. (“LB&C”), 1802 Bayberry Court, Suite 400, Richmond, Virginia 23226, is a registered investment adviser providing investment advisory services to two series of Registrant: The Jamestown Equity Fund and The Jamestown Tax Exempt Virginia Fund (the “Jamestown Funds”). LB&C also provides investment advisory services to corporations, trusts, pension and profit sharing plans, other business and institutional accounts, and individuals. A list of the directors and officers of LB&C and the business and other connections of a substantial nature engaged in at any time during the past two years is incorporated by reference to Schedule A of Form ADV filed by LB&C (SEC File No. 801-6691).

Flippin, Bruce & Porter, Inc. (“FBP”), 800 Main Street, Suite 202, Lynchburg, Virginia 24505, is a registered investment adviser providing investment advisory services to two series of Registrant: the FBP Equity & Dividend Plus Fund and the FBP Appreciation & Income Opportunities Fund (the “FBP Funds”). FBP also provides investment advice to corporations, trusts, pension and profit sharing plans, other business and institutional accounts, and individuals. A list of the directors and officers of FBP and the business and other connections of a substantial nature engaged in at any time during the past two years is incorporated by reference to Schedule A of Form ADV filed by FBP (SEC File No. 24187).

Leavell Investment Management, Inc. (“LIM”), 210 St. Joseph Street, Mobile, Alabama 36602, is a registered investment adviser providing investment advisory services to three series of Registrant: The Government Street Equity Fund, The Government Street Mid-Cap Fund and The Alabama Tax Free Bond Fund (the “Government Street Funds”). LIM also provides investment advice to corporations, trusts, pension and profit sharing plans, other business and institutional accounts, and individuals. A list of the directors and officers of LIM and the business and other connections of a substantial nature engaged in at any time during the past two years is incorporated by reference to Schedule A of Form ADV filed by LIM (SEC File No. 801-14752).

Davenport & Company LLC (“Davenport”), One James Center, Richmond, Virginia 23285, is a registered investment adviser providing investment advisory services to five series of Registrant, the Davenport Core Fund, Davenport Value & Income Fund, Davenport Equity Opportunities Fund, Davenport Small Cap Focus Fund and the Davenport Balanced Income Fund (the “Davenport Funds”). Davenport is a registered broker-dealer and also provides investment advice to corporations, trusts, pension and profit sharing plans, other business and institutional accounts, and individuals. A list of the directors and officers of Davenport and the business and other connections of a substantial nature engaged in at any time during the past two years is incorporated by reference to Schedule A of Form ADV filed by Davenport (SEC File No. 801-13057).

Item 32.	Principal Underwriters

(a)
Ultimus Fund Distributors, LLC (the “Distributor”) also acts as the principal underwriter for Hussman Investment Trust, The Investment House Funds, The Cutler Trust, Schwartz Investment Trust, TFS Capital Investment Trust, CM Advisors Family of Funds, The Piedmont Investment Trust, Chesapeake Investment Trust, AlphaMark Investment Trust, Papp Investment Trust, The First Western Funds Trust, WST Investment Trust, Ultimus Managers Trust, Eubel Brady & Suttman Mutual Fund Trust, the Conestoga Funds, Centaur Mutual Funds, Caldwell & Orkin Funds, Inc. Wilshire Mutual Funds Inc., Wilshire Variable Insurance Trust, Meehan Mutual Funds, Inc. and Capitol Series Trust, other open-end investment companies; and Peachtree Alternative Strategies Fund and FSI Low Beta Absolute Return Fund, each a closed-end investment company.

(b)
The following list sets forth the directors and executive officers of the Distributor. The address of the Distributor and the persons named below is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

Name	Position with Distributor	Position with Registrant
Robert G. Dorsey	Chief Executive Officer/Managing Director	Vice President
Mark J. Seger	President, CFO/Treasurer/Secretary/Managing Director	Treasurer
Tina H. Bloom	Vice President	Chief Compliance Officer/ Secretary
Wade R. Bridge	Vice President	Assistant Secretary
Stephen L. Preston	Chief Compliance Officer	Vice President/AML Compliance Officer
Craig J. Hunt	Vice President	None
Jeffrey Moeller	Vice President	None
Nancy Aleshire	Vice President	None
Doug Jones	Vice President	None
Kristine M. Limbert	Vice President	None

(c)	Inapplicable

Item 33.	Location of Accounts and Records

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder will be maintained by the Registrant at its principal executive office located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246. Certain records, including records relating to the physical possession of Registrant’s securities, may be maintained at the main offices of Registrant’s investment advisers and custodian.

Item 34.	Management Services Not Discussed in Parts A or B

Not Applicable

Item 35.	Undertakings

Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under rule 485(b) and has duly caused this Registration Statement to be signed below on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati and State of Ohio on the 25th day of January, 2017.

WILLIAMSBURG INVESTMENT TRUST

By:	/s/ Tina H. Bloom
Tina H. Bloom
Secretary/Chief Compliance Officer

The term “Williamsburg Investment Trust” means and refers to the Trustees from time to time serving under the Amended and Restated Agreement and Declaration of Trust of the Registrant dated November 17, 2016, a copy of which is on file with the Secretary of The Commonwealth of Massachusetts. The obligations of the Registrant hereunder are not binding personally upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Registrant, but bind only the trust property of the Registrant, as provided in the Amended and Restated Agreement and Declaration of Trust of the Registrant. The execution of this Registration Statement has been authorized by the Trustees of the Registrant and this Registration Statement has been signed by an authorized officer of the Registrant, acting as such, and neither such authorization by such Trustees nor such execution by such officer shall be deemed to have been made by any of them, but shall bind only the trust property of the Registrant as provided in its Amended and Restated Declaration of Trust.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Robert S. Harris*	Chairman of the Board and Trustee	January 25, 2017

/s/ Mark J. Seger	Treasurer	January 25, 2017
Mark J. Seger

John T. Bruce*	Trustee

George K. Jennison*	Trustee

Elizabeth W. Robertson*	Trustee

Harris V. Morrissette*	Trustee

John P. Ackerly, IV*	Trustee

By:	/s/ Tina H. Bloom
Tina H. Bloom
Attorney-in-fact*
January 25, 2017